Exhibit 99.2

New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

December 30, 2011
Deutsche Bank AG
Taunusanlage 12
60325 Frankfurt am Main
Germany

Ladies and Gentlemen:

Deutsche Bank Aktiengesellschaft, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (the “Company”), has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form F-3 (File No. 333-162195) (the “Registration Statement”) for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”), among other securities, (i) the Company’s Global Notes, Series A (the “Notes”), to be issued from time to time pursuant to the Indenture (the “Indenture”) dated as of November 22, 2006 among the Company, Law Debenture Trust Company of New York, as trustee (the “Trustee”), and Deutsche Bank Trust Company Americas, as issuing agent, payment agent and registrar, and (ii) the Company’s equity-linked (including equity index-linked) warrants (the “Warrants,” together with the Notes, the “Securities”) to be issued from time to time pursuant to the Warrant Agreement, dated as of November 15, 2007 (the “Warrant Agreement”), among the Company, as issuer, and Deutsche Bank Trust Company Americas, as paying agent, issuing agent, registrar and warrant agent (the “Warrant Agent”).

We have been appointed by you as your special United States products counsel, and we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

Based upon the foregoing, we advise you that, in our opinion, when the specific terms of a particular series of Securities have been duly authorized and established in accordance with the Indenture or the Warrant Agreement, as applicable; and such Securities have been duly authorized, executed, authenticated, issued and delivered in accordance with the Indenture or the Warrant Agreement, as applicable, and the applicable underwriting or other distribution agreement against payment therefor, such Securities will constitute valid and binding obligations of the Company, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that we express no

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opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.

In connection with the opinion expressed above, we have assumed that, at or prior to the time of the delivery of any such Security, (i) the Company’s Management Board shall have duly established the terms of such Security and duly authorized the issuance, execution, sale and delivery of such Security, in each case as a matter of German law, and such authorization shall not have been modified or rescinded; (ii) the Company shall remain validly existing as a stock corporation in good standing under the laws of the Federal Republic of Germany; (iii) the effectiveness of the Registration Statement shall not have been terminated or rescinded; (iv) the Indenture, the Warrant Agreement and the Securities have been duly authorized, executed and delivered by, and are each valid, binding and enforceable agreements of, each party thereto (other than as expressly covered above in respect of the Company); (v) the execution and delivery by each such party of each document to which it is a party, and the performance by each such party of all of its obligations under each document to which it is a party (x) do not contravene, or constitute a default under, the articles or certificate of incorporation of bylaws or other constitutive documents of such party, (y) require no action by or in respect of, or filing with, any governmental body, agency or official and (z) do not and will not contravene, or constitute a default under, any provision of applicable law or regulation (other than any such law or regulation of the State of New York or the federal laws of the United States), or any agreement, judgment, injunction, order, decree or other instrument binding on any such party; and (vi) there shall not have occurred any change in law affecting the validity or enforceability of such Security.  We have also assumed that none of the terms of any Security to be established subsequent to the date hereof, nor the issuance and delivery of such Security, nor the compliance by the Company with the terms of such Security will violate any applicable law or public policy or will result in a violation of any provision of any instrument or agreement then binding upon the Company, or any restriction imposed by any court or governmental body having jurisdiction over the Company.

In connection with our opinion above, we note that, as of the date of this opinion, a judgment for money in an action based on Securities payable in foreign currencies in a federal or state court in the United States ordinarily would be enforced in the United States only in United States dollars.  The date used to determine the rate of conversion of the foreign currency in which a particular Security is payable into United States dollars will depend upon various factors, including which court renders the judgment.  However, if a judgment for money in an action based on the Securities were entered by a New York court, such court would enter the judgment in the foreign currency.  In addition, we express no opinion as to any provision in the Indenture and the Warrant Agreement that (i) subjects the Company to any claim for deficiency resulting from a judgment being rendered in a currency other than the currency called for in the Indenture or the Warrant Agreement, or (ii) purports to constitute a waiver by the Company of any right to pay any amount under the Indenture or the Warrant Agreement in a currency other than that in which such amount is expressed to be payable.

We express no opinion as to provisions in the Indenture and the Warrant Agreement which purport to constitute waivers of objections to venue, or claims that a particular jurisdiction is an inconvenient forum.

We are members of the Bar of the State of New York, and the foregoing opinion is limited to the laws of the State of New York.  Insofar as the foregoing opinion and the opinions expressed in the paragraph quoted below involve matters governed by German law, we have relied, without

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independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of December 30, 2011, filed as Exhibit A hereto.

We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 6-K filed by the Company with the Commission on the date hereof and its incorporation by reference into the Registration Statement.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

In addition, if a pricing supplement relating to the offer and sale of any particular Note or Notes is prepared and filed by the Company with the Commission on this date or a future date and the pricing supplement contains a reference to us and our opinion substantially in the form set forth below, this consent shall apply to the reference to us and our opinion in substantially such form:

“In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the Indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of December 30, 2011, filed as an exhibit to our opinion, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Indenture with respect to the trustee, all as stated in the letter of such counsel dated December 30, 2011, which has been filed on Form 6-K by the Company on December 30, 2011.  [This opinion is also subject to the discussion, as stated in such letter, of the enforcement of notes denominated in a foreign currency.]”

If a pricing supplement relating to the offer and sale of any particular Warrant or Warrants is prepared and filed by the Company with the Commission on this date or a future date and the pricing supplement contains a reference to us and our opinion substantially in the form set forth below, this consent shall apply to the reference to us and our opinion in substantially such form:

“In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Company, when the warrants offered by this pricing supplement have been executed and issued by the Company and authenticated by the warrant agent pursuant to the Warrant Agreement, and delivered against

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payment as contemplated herein, such warrants will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of December 30, 2011, filed as an exhibit to our opinion, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG.  In addition, this opinion is subject to customary assumptions about the warrant agent’s authorization, execution and delivery of the Warrant Agreement and its authentication of the warrants and the validity, binding nature and enforceability of the Warrant Agreement with respect to the warrant agent, all as stated in the letter of such counsel dated December 30, 2011, which has been filed on Form 6-K by the Company on December 30, 2011.  [This opinion is also subject to the discussion, as stated in such letter, of the enforcement of warrants denominated in a foreign currency.]”

Very truly yours,

/s/ Davis Polk & Wardwell LLP

Exhibit A

[Deutsche Bank AG Letterhead]

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany

December 30, 2011

Deutsche Bank AG Global Notes, Series A and Warrants

Ladies and Gentlemen:

In our capacity as Counsel of Deutsche Bank Aktiengesellschaft (the “Bank”), we have advised the Bank as to matters of German law in connection with the proposed issuance, offering and sale by the Bank from time to time of (i) an unlimited amount of its senior, unsecured Global Notes, Series A (the “Notes”), to be issued under the Indenture, dated as of November 22, 2006 (the “Indenture”), among the Bank, as issuer, Law Debenture Trust Company of New York, as trustee (the “Trustee”), and Deutsche Bank Trust Company Americas, as paying agent, issuing agent and registrar, and (ii) an unlimited amount of its warrants (the “Warrants”), to be issued under the Warrant Agreement, dated as of November 15, 2007 (the “Warrant Agreement”), among the Bank, as issuer, and Deutsche Bank Trust Company Americas, as paying agent, issuing agent, registrar and warrant agent (the “Warrant Agent”), and in connection with the preparation and filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”) of a Registration Statement on Form F-3 filed with the Commission on September 29, 2009 (No. 333-162195) (the “Registration Statement”) registering the offer and sale of the Notes, Warrants and other securities of the Bank. This opinion relates solely to matters of German law. The Indenture,  the Notes, the Warrant Agreement and the Warrants are referred to herein as the “Transaction Documents”.

For the purpose of this opinion we have examined the following documents:

(a)	the Articles of Association (Satzung) of the Bank as currently in force;

(b)	a faxed copy of the executed Indenture;

(c)	a faxed copy of the executed Warrant Agreement;

(d)
faxed copies of powers of attorney issued on behalf of the Bank by Anthony Di Iorio and Hugo Banziger, members of the Management Board of the Bank, on November 21, 2006 and November 12, 2007, and of powers of attorney issued on behalf of the Bank by Anshuman Jain and Hugo Banziger, members of the Management Board of the Bank, on September 29, 2009, June 10, 2010 and October 25, 2011 (together, the “Powers of Attorney”);

(e)	a faxed copy of the Officer’s Certificate pursuant to the Indenture for Global Notes, Series A;

(f)	a faxed copy of the Officer’s Certificate pursuant to the Warrant Agreement;

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(g)
a faxed copy of a letter dated September 29, 2009 from the Bank to, and accepted by, Deutsche Bank Americas Holding Corp., New York, appointing Deutsche Bank Americas Holding Corp. as agent for service of process in the United States for the Bank in connection with the Transaction Documents (the “Process Agent Letter”); and

(h)	such other documents as we have deemed necessary to enable us to give this opinion.

We have relied, as to matters of fact, on certificates of the responsible officers of the Bank and public officials. We have assumed that

(i)
the Transaction Documents are within the capacity and power of and have been validly authorized, executed and delivered by the parties thereto other than the Bank and that there has been no breach of any of the terms thereof;

(ii)
the Transaction Documents are valid, binding and enforceable under the laws of New York (by which they are expressed to be governed), except that no such assumption is made as to the authorization, execution and delivery of any such agreement or instrument by the Bank;

(iii)
the Notes will have been offered and sold in accordance with the U.S. Note Distribution Agreement, dated September 29, 2009, between the Bank and Deutsche Bank Securities Inc. (“DBSI”) and the U.S. Note Distribution Agreement, dated September 29, 2009, between the Bank and Deutsche Bank Trust Company Americas (“DBTCA” and, together with DBSI, the “Agents”);

(iv)
the Warrants will have been offered and sold in accordance with the U.S. Warrant Distribution Agreement, dated September 29, 2009, between the Bank and DBSI and the U.S. Warrant Distribution Agreement, dated September 29, 2009, between the Bank and DBTCA; and

(v)	all signatures on all documents submitted to us are genuine and that copies of all documents submitted to us are complete and conform to the originals.

Based upon the foregoing we are of the opinion that:

(1)
the Bank is duly organized and validly existing as a stock corporation (Aktiengesellschaft) under the laws of the Federal Republic of Germany and has full power and authority to engage in banking business in the Federal Republic of Germany; the Bank is qualified, as far as the laws of the Federal Republic of Germany are concerned, to conduct the business in which it is engaged in each jurisdiction where it conducts business;

(2)	the Bank has corporate power and capacity to execute and deliver the Transaction Documents and to perform its obligations thereunder;

(3)	the execution and delivery of the Transaction Documents have been duly authorized by all necessary corporate action of the Bank;

(4)	the Indenture has been validly executed on behalf of the Bank;

(5)	the Warrant Agreement has been validly executed on behalf of the Bank;

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(6)	the forms of the Notes and the forms of the Warrants have been duly authorized and established by the Bank;

(7)
the terms of a particular issuance of Notes or Warrants will be, when established by an Issuer Order executed by two persons named as attorneys-in-fact of the Bank in the Powers of Attorney, duly authorized by the Bank; and

(8)
when Notes or Warrants of a particular issuance have been executed by two persons named as attorneys-in-fact of the Bank in the Powers of Attorney, they will have been validly executed on behalf of the Bank.

This opinion is subject to the following qualifications:

(A)
enforcement of the Transaction Documents may be limited by bankruptcy, insolvency, liquidation, reorganization, limitation and other laws of general application, or by governmental acts, relating to or affecting the rights of creditors;

(B)
courts in Germany (assuming they accept jurisdiction) do not apply provisions of foreign law to the extent such provisions are obviously irreconcilable with essential principles of German law, in particular rights under constitutional law of Germany; and

(C)	we do not express an opinion as to any rights and obligations the Bank may have or appears to have under the Transaction Documents against itself.

We are furnishing this opinion solely for your benefit, except that Davis Polk and Wardwell LLP may rely upon it, and this opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose without our prior written approval in each instance. We assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

/s/ Volker Butzke Volker Butzke Senior Counsel Deutsche Bank AG	/s/ Mathias Otto Mathias Otto Deputy General Counsel Germany, Central & Eastern Europe Deutsche Bank AG